WILL LIEBMANN 210.281.7075/fax: 210.224.2035 wliebmann@akingump.com

January 18, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Attention: Mr. H. Christopher Owings, Mail Stop 3561

Re:	United Fuel & Energy Corporation

Form 10-K/A for the fiscal year ended December 31, 2006
Filed September 21, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 14, 2007
Form 8-K Filed November 14, 2007
File No. 000-32473

Dear Mr. Moran:

On behalf of my client, United Fuel & Energy Corporation (the “Company”), I am responding by this letter to the Staff’s comments to the Company by its letter dated December 21, 2008 relating to the above-referenced filings. The Company acknowledges receipt of the Staff’s comments and is working to prepare its responses to those comments. The Company currently anticipates revising its filings and responding to the Staff’s comments, as appropriate, by January 31, 2008.

Should you have any questions regarding this letter, please contact me at (210) 281-7075.

Very truly yours,

/s/ Will Liebmann

Will Liebmann, Esq.

cc: Mr. Lyndon James, United Fuel & Energy Corporation

300 Convent Street, Suite 1500 / San Antonio, Texas 78205-3732 / 210.281.7000 / fax: 210.224.2035 / akingump.com